FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                 15 May 2006

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):








                             International Power plc
                                 ("the Company")

               Notification Of Share Transactions on behalf of a
                  Person Discharging Managerial Responsibility

This is to notify that on 12 May 2006 the company was advised of the following share transaction in ordinary shares of 50 pence each in the Company on behalf of the Person Discharging Managerial Responsibility named below.

Sale of ordinary shares on 11 May 2006 which was undertaken at a price of GBP3.04615 pence per share.

Name                   Number of            Number of             Other shares
                       Shares sold          shares sold to                sold
                                            meet tax
                                            liabilities
Vincent Harris         2,085                0                                0

Sale of ordinary shares on 11 May 2006 which was undertaken at a price of GBP3.0281 pence per share.

Name                   Number of            Number of             Other shares
                       Shares sold          shares sold to                sold
                                            meet tax
                                            liabilities
Vincent Harris         6,299                0                               0

At International Power plc, all persons discharging managerial responsibilities are required to hold shares in the Company which have a value of at least half of their annual basic salary.



Stephen Ramsay
Company Secretary
15 May 2006



                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary